Exhibit 21.1
SIFCO Industries, Inc.
Subsidiaries of the Company
September 30, 2024

Subsidiary	State of Jurisdiction of Incorporation

SIFCO Irish Holdings, Limited	Ireland
SIFCO Turbine Components Limited	Ireland
Quality Aluminum Forge, LLC	Ohio
C Blade S.p.A. Manufacturing & Forging	Italy *

* C Blade S.p.A. Manufacturing & Forging legal entity and its manufacturing operations were sold to a third party on October 15, 2024.